Filed by Tyhee Gold Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Santa Fe Gold Corporation
Commission File Number: 001-12974
February 13, 2014	For immediate release
Release: 15 Series Release 3	TSX Venture: TDC

TYHEE GOLD PROVIDES INVESTOR UPDATE
Advancing Financing, Administrative, Regulatory and Operational Plans

VANCOUVER, British Columbia (February 13, 2014) - Tyhee Gold Corp. (TSX Venture: TDC) (the "Company" or "Tyhee") is pleased to provide an update on its plans and activities following its previously announced Merger Agreement (see Tyhee news release dated January 23, 2014).

In accordance with the Merger Agreement, Tyhee has entered into a Note Purchase Agreement with RMB Australia Holdings Limited ("RMB Australia"), pursuant to which RMB Australia has provided the Company with a US$5 million loan (the "RMB Note"). The RMB Note has a six-month term and bears interest at 2% per month, all of which was paid on closing. The RMB Note may be repaid at any time, and if it is repaid before maturity, the prepayment will be reduced by the amount of any unearned interests. The RMB Note is guaranteed by Tyhee (NWT) Corp. ("Tyhee NWT"), the Company's wholly owned subsidiary that holds the Yellowknife Gold Project, and is secured by a general security interest registered over all of the assets of Tyhee NWT (other than the Company's interest in the Big Sky Property), and a pledge of the outstanding shares of Tyhee NWT. In connection with the RMB Note, the Company to RMB an aggregate cash commission of up to U.S.$368,000 (the "Arrangement Fee") . The completion of the Offering is subject to the approval of the TSX Venture Exchange (the "Exchange") on such terms as the Exchange may require. Tyhee has agreed to lend Santa Fe US$3 million (the "Bridge Loan") to repay a portion of that company's accounts payable, with the first advance to be made on or before February 15, 2014. Tyhee will use a portion of the proceeds of the RMB Note to make the Bridge Loan advance.

In addition to the foregoing, the Company has entered into an agreement for a non-brokered placement of a $250,000 unsecured demand note (the "Demand Note"). The Demand Note bears interest at 2% per month, with the first month having been prepaid. In connection with the Demand Note, the Company has agreed to issue common share purchase warrants (the "Bonus Warrants") entitling the holder to purchase 250,000 common shares of the Company (the "Bonus Warrant Shares") at a price of $0.25 per Bonus Warrant Share for a period of 24 months following the date of issue of the note. The issue of the Bonus Warrants is subject to the approval of the TSX Venture Exchange.

Tyhee is also in advanced discussions with a number of institutional investors regarding its previously announced plans to create a special purpose vehicle (the "SPV"), through which funds of up to US$37.5 million are intended to be raised through an offering of secured, convertible debt (the "SPV Financing"). Closing on a minimum of US$20.0 million in the SPV Financing is a condition to the completion of the merger with Santa Fe. This SPV Financing is expected to fund the proposed cash injection of US$19 million into Santa Fe, primarily for investment in the Summit Mine and Lordsburg Mill complex. This includes the repayment to RMB Australia of the RMB Note.

While Tyhee and Santa Fe are working to advance these various regulatory, administrative and financing activities, the combined management and technical team is advancing preparations for bringing the Summit Mine and Lordsburg Mill complex back into production. Other efforts are focused on permit applications related to building a planned power-line and expansion of the tailings containment area. Also, the Company intends to develop new, independent, National Instrument 43-101-compliant technical reports on both the Summit Mine/Lordsburg Mill Complex and the Ortiz property.

Tyhee CEO, Brian Briggs stated, "Coincident with our efforts to complete this exciting transaction, our combined technical team is aggressively preparing to meet our objective of bringing the Summit mine back into production as quickly as possible."

Added Pierce Carson, Santa Fe's CEO, who is to join Tyhee's Board of Directors and provide technical consulting services to the Company, "We are very pleased with how our teams are able to combine their skills and knowledge to make this somewhat complex transaction work, and I remain confident that it will provide great benefit for all of our shareholders. At the same time, we are aware that there are many more questions to be answered and I will assure investors that we will provide the information on a regular and timely fashion as we move ahead."

Upon completion of this proposed merger, Tyhee's core assets will include the Summit mine and Lordsburg Mill in New Mexico, and the Yellowknife Gold Project ("YGP") in Canada's Northwest Territories, a significant and much larger, but longer term, growth asset.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Tyhee and Santa Fe intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Tyhee with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the Tyhee Shares and Tyhee Warrants to be issued in exchange for Santa Fe common shares. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Santa Fe plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Santa Fe, Tyhee, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Santa Fe and Tyhee through the web site maintained by the SEC at www.sec.gov.

Santa Fe and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Santa Fe's annual report on Form 10-K, which was filed with the SEC on September 30, 2013. This document is available free of charge at the SEC's web site at www.sec.gov.

Tyhee and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

For further information please contact:
Brian Briggs President - Tyhee Gold O: 604 681-2877 info@tyhee.com	Pierce Carson President & CEO Santa Fe Gold O: (505) 255-4852 pcarson@santafegoldcorp.com	Greg Taylor Investor Relations - Tyhee Gold O: 905 337-7673 C: 416 605-5120 gtaylor@tyhee.com

The RMB Note, Demand Note, Bonus Warrants, Bonus Warrant Shares, and the debt securities to be offered pursuant to the SPV Financing have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the issuer and management, as well as financial statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements in this news release that address events or developments that the Company expects to occur, other than statements of historical facts, is "forward-looking information." Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward looking statements made in this news release include all statements related to: the Company's intentions to bring the Summit mine back into production as quickly as possible following the completion of the Company's merger with Santa Fe, to develop new independent National Instrument 43-101-compliant technical reports on both the Summit Mine/Lordsburg Mill Complex and the Ortiz property, to establish a special purpose vehicle to facilitate the SPV Financing; the Company's ability to implement the Company's corporate strategy; and the planned Bridge Loan and cash injection into Santa Fe.

Such forward-looking information may is based on management's reasonable estimates and assumptions, including without limitation, assumptions about: general economic conditions and conditions in the financial markets; limited changes in demand and prices for minerals; the ability of the Company to access sufficient financing as contemplated in this news release; the ability of the Company to identify appropriate merger or acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms or to realize the expected benefits of any transaction; the ability of the Company to satisfy the conditions in any agreement related to such a transaction; the belief that due diligence investigations of any involved party will not identify any materially adverse facts or circumstances; that the required approvals will be obtained from shareholders; that all required third party, regulatory and government approvals will be obtained; and that Tyhee will be able to achieve its operational, production and/or financial objectives in respect of any acquisition and generally.

Factors that could cause future events to differ from those anticipated in forward looking statements include: inability to identify merger or acquisition opportunities, or once identified, negotiate a transaction on terms acceptable to Tyhee; inability to meet the conditions provided for in the Merger Agreement, including obtaining sufficient funding for the Bridge Loan and the proposed cash injection; delays in obtaining approvals for acquisition or merger activity, including approval of the TSX Venture Exchange and securities regulatory authorities; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; fluctuations in foreign exchange rates and interest rates; inability to achieve operational efficiencies on any acquired property sufficient to overcome the costs of acquisition or merger; discrepancies between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of any acquisition or merger, including but not restricted to construction, expansion or enhancement of new or existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; changes in applicable laws or regulations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the regulatory and political environment within any country where any such targeted entity or project may be located will support the development of environmentally safe mining projects, and any other factors that may cause Tyhee's actual results, performance or achievements to be materially different from those expressed or implied by such information.

In addition to the above, the factors described or referred to under the headings "Financial Risks and Uncertainties" and "Operational Risks and Uncertainties" in Tyhee's Management Discussion and Analysis for the nine months ended August 31, 2013, which is available on the SEDAR website at ww.sedar.com, should be reviewed in conjunction with the information found in this news release.

Although Tyhee has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, any proposed transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information in this news release is made as of the date of this news release, and Tyhee disclaims any intention or obligation to update or revise such information, except as required by applicable law. This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.